Exhibit 99.1

REPORT OF VOTING RESULTS

TO:	Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Northwest Territories, Superintendent of Securities
Nova Scotia Securities Commission
Nunavut, Superintendent of Securities
Ontario Securities Commission
Prince Edward Island, Securities Office
Saskatchewan Financial Services Commission
Newfoundland and Labrador Securities Commission
Toronto Stock Exchange
Yukon, Superintendent of Securities

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of voting on the matters submitted to the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of AuRico Gold Inc. (the “Company”) held on May 25, 2012. At the Meeting, Shareholders were asked to consider certain matters.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

By a vote by way of show of hands, each of the nine director nominees proposed by management of the Company was elected at the Meeting to hold office for the ensuing year or until his successor is elected or appointed. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Nominees	Number of Shares For	Percentage of Votes Cast
Colin K. Benner	149,645,424	81.66%
Rene Marion	182,214,777	99.43%
Richard Colterjohn	152,367,841	83.15%
Alan R. Edwards	150,628,783	82.20%
Patrick D. Downey	176,096,061	96.09%
Mark Daniel	179,989,896	98.22%
Ronald Smith	150,530,899	82.14%
Luis Chavez	181,898,118	99.26%
Joseph Spiteri	182,128,739	99.39%

Item 2: Appointment of Auditors

By a vote by way of show of hands, KPMG LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of the Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Number of Shares For	Percentage of Votes Cast
212,627,283	99.11%

AURICO GOLD INC.

(signed) Trent C. A. Mell
Trent C. A. Mell
Executive Vice President, Corporate Affairs